UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.
Attached to this 6K is the presentation which will be presented today, February 10, 2010 in the Cowen and Company’s 31st Annual Aerospace & Defense Conference at the InterContinental, The Barclay in New York (111 East 48th St) New York City. The presentation will be available at: www.tat.co.il/press.asp

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: February 10, 2010

Cowen and Company’s 31st Annual
Aerospace  & Defense Conference
Investor Presentation Feb. 2010

This presentation may contain certain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words “expects,” “anticipates,” “targets,”
“goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions identify forward-looking statements and any statements regarding TAT’s future financial condition, results of operations and business are also forward-looking statements. These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors: continued compliance with government regulations; competition in the industry in which TAT does business; TAT’s business strategy and plans; exchange rate fluctuations; general economic conditions; and political, economic and military conditions in Israel.
Any forward-looking statements in this presentation are not guarantees of future performance, and actual results, developments and business decisions may differ from those contemplated by those forward-looking statements, possibly materially. Except as otherwise required by applicable law, TAT disclaims any duty to update any forward-
looking statements.
Additional discussions of risks and uncertainties that may affect the accuracy of forward-looking statements included in this presentation or which may otherwise affect TAT’s business is included under the heading “RISK FACTORS” in
TAT’s filings on Forms 20-F and 6-K, which are filed from time to time.
Forward Looking Statements

Diverse International
operation

OEM/MRO ;
Aviation/Ground ;
Growth over the years
Strong balance sheet
A source of excellence in
developing, manufacturing
and maintaining aviation
products since 1967
Focus on Heat
Management Solutions
and Regional Airline
Components
Strategy-Internal growth,
M&A and Partnerships

Company Profile

Business Operation
OEM - Heat Management
Solutions
MRO- Maintenance
Repair and Overhaul

OEM; MRO
Engineering center
Production lines
MRO; OEM
Distribution;
TAT Group - Global Presence

MRO; OEM
Distribution;
TAT Group - Global Presence
Distribution Centers
6
OEM; MRO
Engineering center
Production lines

Market Dimension - Capabilities
Capabilities
•Build to Spec
•System Architecture Design
•Thermal analysis
•Electrical Control
 Systems Design
•Structural design
•In house DER
•One Stop Shop
•PMA
•Distribution
•Inventory management
Authorized Repair Station
•Honeywell
•Hamilton
•Hartzel
Certifications
•AS 9100
•ISO 9001
•Boeing Preferred
 Supplier
•Lockheed Martin-
 Rating 100%
•FAA Certificate
•EASA Certificate
OEM
Production
After Market
Distribution
PMA
Build To
Spec
MRO

Market Dimension - Product Lines
OEM
Commercial & Defense
Heat Exchangers
Flow Control
Accessories
Cooling Systems
Vapor Cycle Cooling Systems
Electrical Motor Applications
UAV Propulsion Motors
Stabilized Payload Systems
Heat Management
Solutions
Motion Systems
Solenoid Valves
Fuel Pumps
Check, Shut Off, Float Valves
Heat Exchangers
MRO
Commercial & Defense
Landing Gears
APUs
Propellers
Ducting
Part Distribution
Supply Chain Management
Electrical Motor Applications
Air Conditioning Systems
OEM
Defense
Heat Exchangers

Airborne Systems
Land Systems

Heat Management Solutions - OEM
Bombardier CRJ
Cessna Citation
Piper Jet
Legacy 500 / 450
Boeing 747
ATR
Sukhoi Super-jet
Airbus A340
Boeing 767
Boeing 777
V-22
Commercial

Electric Motion Solutions - OEM
Ground
Aviation

Freon Cooling Systems - OEM
Ground
Aviation
Defense
Commercial

MRO Heat Exchanger
MRO Accessories

Defense
Commercial

Transaction Benefits:
• Strong presence in the General
 Aviation market
• Strong One-Stop-Shop for MRO
 services
• Extended global marketing
 channels
Transaction Highlights:
• Piedmont contributed
 Propellers and Parts
 businesses
• Provides $7M’
 guarantee for Kelly
 acquisition by FAvS
• Received 37% holding at
 FAvS + $750K of
 preferred shares
First Aviation Services

Balanced operation - by Geography; by Industry
(Break down of FY 2008 revenues - 103M$)

OEM
Air Lines
Service centers
Air Forces
Top Tier Customers

Recent M&A’s and Reorganization
	Bental Industries	Limco-Piedmont	First Aviation Services
Field	Electric Motion Systems	MRO	Parts Distribution & MRO
Date	May 2008	July 2009	December 2009

Revenues $ (2008)	32M	72M	120M
✓Management Change ✓Strengthening Honeywell Relations
✓Building Marketing Team ✓Lean Manufacturing Processes
Reorganization

Financial Highlights

Strong & Solid Financials
	2003	2004	2005	2006	2007	2008	2009
Revenues	30.7	33.2	49.6	77.6	88.7	103	120*
• Including 37% of FAvS’ pro-forma revenues (unaudited)
** Unaudited results
37M*
83M**

Strong & Solid Financials - P&L
FY 2009 - Restructuring Year
➢ Management change
➢ Strengthening business relations with Honeywell
➢ Limco merger with TAT
➢ FAvS acquisition - disposition of Prop and Parts businesses
➢ Expanding our marketing team
➢ Lean manufacturing processes

Q1-Q3 2009
14,781

Strong & Solid Financials - Balance Sheet
➢ Strong, solid ‘working capital’
➢ Impressive ‘debt to total assets’ ratio
➢ Available funds for future acquisitions
20
113,407
125,143
135,930

•Outsourced share of
 by 2017
•Increased demand for
 and JV opportunities
Market Analysis

Summary

Thank you.

When it comes to Heat Transfer,
 nothing is too hot for us.